Exhibit 2

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Yacov Kaufman, Chief Financial Officer of the Company, and Limor Gershoni Levy, General Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Company's Ordinary Shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the 2015 Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, December 31, 2015 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To elect the following individuals to serve as directors on the Company's Board of Directors.

1.1 Roy Gen	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.2 Osnat Ronen	☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2:  To approve the compensation to be paid to the Company’s non-executive directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3:  To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent public auditors and to authorize the Company’s Board of Directors to fix their compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By signing this Proxy, the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no “personal interest” under the Israeli Companies Law in Proposal 2. See the “Required Approval” section in Proposal 2 of the Proxy Statement for more information, including how to indicate the existence of a personal interest.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Extraordinary General Meeting.

___________________	Date: __________, 2015
Signature of Shareholder

___________________	Date: __________, 2015
Signature of Shareholder

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.